Exhibit 99.1

PEMBINA PIPELINE CORPORATION
Annual Meeting of Shareholders
May 22, 2012

REPORT OF VOTING RESULTS

The following matters were voted upon at the Annual Meeting of Shareholders of Pembina Pipeline Corporation (the "Corporation") held on May 22, 2012 in Calgary, Alberta.  Each matter voted upon is described in greater detail in the Notice of Meeting and Information Circular dated April 24, 2012, which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Corporation's website at www.pembina.com.

Matters Voted Upon	Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
1. Fixing the number of directors of the Corporation to be elected at the meeting at nine.	Approved	99.72% (131,494,403)	0.28% (374,809)
2. The election of the following nominees as directors of the Corporation until the next annual meeting or until their successors are elected or appointed:
(a) Allan L. Edgeworth	Approved	99.57% (118,211,956)	0.43% (514,655)
(b) Randall J. Findlay	Approved	98.66% (117,137,952)	1.34% (1,588,658)
(c) Lorne B. Gordon	Approved	89.90% (106,736,603)	10.10% (11,990,006)
(d) Grant D. Billing	Approved	99.48% (118,114,849)	0.52% (611,762)
(e) Robert B. Michaleski	Approved	99.51% (118,148,914)	0.49% (577,697)
(f) Leslie A. O'Donoghue	Approved	99.49% (118,126,970)	0.51% (599,641)
(g) Jeffrey T. Smith	Approved	99.45% (118,071,016)	0.55% (655,594)
(h) Thomas W. Buchanan	Approved	79.09% (93,897,089)	20.91% (24,829,520)
(i) David M.B. LeGresley	Approved	99.53% (118,173,786)	0.47% (552,824)
3. The re-appointment of KPMG LLP, as auditors of the Corporation until the next annual meeting and that the Corporation’s Board of Directors be authorized to fix the auditors' remuneration.	Approved	99.41% (131,089,046)	0.59% (780,167)

Dated at Calgary, Alberta this 22nd day of May, 2012.

PEMBINA PIPELINE CORPORATION

Per:           (signed) "Jennifer A. Harker"
________________________________
Jennifer A. Harker
Corporate Secretary and Senior Legal Counsel